

December 3, 2014

<u>Via E-mail</u>

Kristina Salen
Chief Financial Officer
Etsy, Inc.
55 Washington Street, Suite 512
Brooklyn, NY 11201

  Re: Etsy, Inc.
    Draft Registration Statement on Form S-1
    Submitted November 4, 2014
    CIK No. 0001370637

Dear Ms. Salen:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

Our Strengths, page 4

2. Please disclose the basis for the following assertions, or state whether they are based upon management's beliefs.

    *   "Our platform connects millions of Etsy sellers and Etsy buyers globally, making it one of the largest online marketplaces in the world." (page 4)
    *   "Etsy engineering is widely known for its thought-leading approaches to software development as well as its unique engineering culture." (page 84)

Risk Factors, page 13

The growth of our business may strain our management team and our operational and financial infrastructure., page 21

3. Please clarify what you mean by "rapid growth in [your] business," and whether this refers to the increase in your headcount alone or other additional factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Components of Our Results of Operations, page 50

Cost of Revenue, page 51

4. Please expand your disclosure to describe what costs are expensed to support Direct Checkout revenue.

Critical Accounting Policies and Significant Judgments and Estimates, page 64

Stock-Based Compensation, page 67

5. In light of the fact that you consider stock-based compensation to be a critical accounting estimate, please tell us the proposed IPO price, once it is determined, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. If there is a significant difference between your proposed IPO price and the fair value of the common stock underlying your share-based awards in the last twelve months, describe for us each significant factor contributing to that difference, including whether your underwriters used different assumptions.

Business, page 75

6. Please discuss the impact of your recent acquisitions of Incubart SAS and Jarvis Labs Inc. on your business.

Principal and Selling Stockholders, page 109

7. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities affiliated with Index Ventures.

Index to the Consolidated Financial Statements, page F-1

Etsy, Inc., page F-2

8. Effective November 12, 2014, the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

Consolidated Balance Sheets, page F-3

9. Please revise to clarify the number of pro forma issued and outstanding convertible preferred shares as of June 30, 2014 on page F-4.

Notes to Consolidated Financial Statements, page F-10

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-10

10. Please tell us how you account for Etsy Gift Cards, including your policy for gift card breakage. Please also tell us whether gift card activity is material and your consideration of disclosing gift card related accounting policies.

Revenue Recognition, page F-11

11. We note that in August 2014 you launched your Wholesale offering and that one-time Wholesale enrollment fees are recognized ratably over the estimated customer life. Please tell us the amount of Wholesale revenues recognized in the three months ended September 30, 2014 from enrollment fees and completed transactions. Please also tell us how you determine estimated customer lives considering the recent launch and why the recognition of enrollment fee revenue is appropriate referencing applicable authoritative literature.

12. Please explain your basis for recognizing revenue from direct checkout on a gross basis referencing authoritative literature.

Note 2 – Business Combinations, page F-19

13. Please disclose the method used to determine the fair value of common stock issued in the business combinations. Refer to ASC 805-30-50-1b.4.

14. Please disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to ASC 805-30-50-1d.

15. Please disclose the amount of acquisition-related costs recognized as expenses and the line item in which they are recognized. Refer to ASC 805-10-50-2f.

Note 7 – Debt, page F-26

16. We note your disclosure that you and your subsidiaries are restricted from paying dividends under the covenants of the Credit Agreement. Please tell us your consideration of disclosing the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X. Also, please clarify for us what restrictions exist on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. In this regard, tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Note 12 – Net Loss Per Share, page F-37

17. Please tell us how you computed net income allocated to participating preferred stockholders under the two-step method for the six months ended June 30, 2013 and explain your basis for the allocation. In this regard, reference is made to the last paragraph on page F-27 which discloses that convertible preferred stock holders are entitled to dividends, if declared, prior and in preference to common stock. Please explain how these convertible preferred stock dividend rights were considered in the allocation.

18. Reference is made to the last table on page F-37 which discloses that 106,896,493 potential common shares from the conversion of preferred stock are excluded from the calculation of diluted earnings per share for the six months ended June 30, 2013. Earnings were allocated to the participating preferred stock in the calculation of diluted earnings per share. As such, tell us your consideration of disclosing that zero potential common shares from the conversion of preferred stock are excluded from the calculation of diluted earnings per share for the six months ended June 30, 2013.

Note 13 – Segment and Geographic Information, page F-38

19. We note your disclosure throughout the filing regarding revenue from the 3.5% fee for completed transactions, revenue from the $0.20 listing fee, revenue from promoted listings, revenue from direct checkout, revenue from shipping labels and revenue from wholesale enrollment fees. Please tell us your consideration of disclosing revenues from these sources or in another manner pursuant to ASC 280-10-50-40.

20. Please disclose revenues attributed to individual foreign countries, to the extent material. Refer to ASC 280-10-50-41a.

Incubart SAS, F-56

21. Please tell us your consideration of including Incubart SAS interim financial statements for the three months ended March 31, 2014. Refer to Item 8.A.5 of Form 20-F.

Part II

Item 17. Undertakings, page II-3

22. Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Jordan J. Breslow, Esq.
        Richard C. Blake, Esq.